UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Ellington Financial LLC
(Name of Issuer)

Common Shares
(Title of Class of Securities)
288522303
(CUSIP Number)
Jason Frank, Esq.
Ellington Financial LLC
53 Forest Avenue
Old Greenwich, Connecticut 06870
+1 203 698 1200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

SCHEDULE 13D

CUSIP No. 288522303	Page 2

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael W. Vranos
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 606,116 Common Shares
	(8)	SHARED VOTING POWER 2,607,206 Common Shares
	(9)	SOLE DISPOSITIVE POWER 606,116 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,697,263 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,304,079 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%
(14)	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 288522303	Page 3

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) VC Investments L.L.C. (13-3813408)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,482,795 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,612,311 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,612,311 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 4

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EMG Holdings, L.P. (03-0612415)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 2,454,838 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 2,584,354 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,584,354 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
(14)	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 288522303	Page 5

(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ellington Financial Management LLC (26-0715075)
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0 Common Shares
	(8)	SHARED VOTING POWER 27,957 Common Shares
	(9)	SOLE DISPOSITIVE POWER 0 Common Shares
	(10)	SHARED DISPOSITIVE POWER 27,957 Common Shares
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,957 Common Shares
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
(14)	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 288522303	Page 6
Amendment No. 6 to Schedule 13D
This Amendment No. 6 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 14, 2011 (as amended on each of January 4, 2012, August 22, 2012, December 20, 2012, May 22, 2013 and January 8, 2014 the “Schedule 13D”) with respect to the common shares representing limited liability company interests, no par value (the “Common Shares”), of Ellington Financial LLC (the “Issuer”). This Amendment No. 6 is being filed to update the number of Common Shares of the Issuer, and the percent of class, beneficially owned by the Reporting Persons to give effect to certain transactions described below and the Company’s offering of 8,000,000 Common Shares, which closed on September 8, 2014 (the “September 2014 Equity Offering”). The information set forth below in Item 3 supplements the information disclosed under the corresponding items of the Schedule 13D, while the information set forth below in Item 5 amends in its entirety the information disclosed in the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 6 shall have the same meanings herein as ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following to the end of this section:
On February 11, 2014, pursuant to the Management Agreement, the Issuer issued 13,564 Common Shares to EFM as payment for 10% of the incentive fee earned by EFM during the second quarter of 2013.
On July 10, 2014, EFM distributed 94,749 Common Shares to EMGH (the “July 2014 Distribution”). No one received or paid any consideration for any Common Shares transferred in connection with the July 2014 Distribution.

The February 11, 2014 transaction has been previously reported on a Form 4 filed by Mr. Vranos, while the July 2014 Distribution required no Form 4.

Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended in its entirety as follows:
(a), (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 3,304,079 shares, which represents beneficial ownership of 9.7% of the total number of Common Shares outstanding as of September 8, 2014. The beneficial ownership set forth in the immediately preceding sentence is held as follows:

Beneficial Owner	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total	Percent of Outstanding Common Shares (1)	Managing Member or General Partner
Mr. Vranos (2)	606,116	2,607,206	606,116	2,697,963	3,304,079	9.7%	N/A
VC (3)	0	2,482,795	0	2,612,311	2,612,311	7.7%	Mr. Vranos
EMGH (4)	0	2,454,838	0	2,584,354	2,584,354	7.6%	VC
EFM	0	27,957	0	27,957	27,957	0.1%	VC
_____________
SCHEDULE 13D

CUSIP No. 288522303	Page 7

(1) Beneficial ownership is calculated based on 33,441,750 Common Shares outstanding as of September 8, 2014. For purposes of this table, a reporting person is deemed to be the beneficial owner of Common Shares if that reporting person has the right to acquire such Common Shares within 60 days of September 8, 2014 by the conversion of any LTIP Units or Common Units. LTIP Units and Common Units held by a reporting person are each deemed to have been converted into Common Shares for the purpose of computing the percentage of outstanding Common Shares beneficially owned by such reporting person, but shall not be deemed to have been converted for the purpose of computing the percentage of outstanding Common Shares beneficially owned by any other reporting person.
(2) Beneficial ownership includes 514,294 Common Shares held directly by Mr. Vranos, 91,822 Common Shares held in the family trust of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has sole voting and dispositive power, 2,454,838 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units ¯ see footnote 4 below), 27,957 Common Shares held directly by EFM, 85,652 Common Shares held in a family trust for the benefit of another partner of EMGH for whom Mr. Vranos acts as trustee and over which Mr. Vranos has shared voting and dispositive power, and 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers.
(3) Beneficial ownership includes 2,454,838 Common Shares beneficially owned by EMGH (including 372,162 LTIP Units and 82,484 Common Units ¯ see footnote 4 below), 27,957 Common Shares held directly by EFM, and 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers.
(4) Beneficial ownership includes 2,000,192 Common Shares, 372,162 LTIP Units and 82,484 Common Units held directly by EMGH. The LTIP Units are fully vested and are convertible into Common Shares on a one-for-one basis, subject to certain conditions. The Common Units may be converted into Common Shares on a one-for-one basis after a two-year holding period and other applicable conditions have been satisfied. The two-year holding period may be waived upon the occurrence of certain events. Beneficial ownership also includes 90,757 Common Units held by the Vranos Family Trust and 38,759 Common Units held by the Penn Family Trust, over which Mr. Vranos, in his capacity as the managing member of VC, the general partner of EMGH, continues to have certain consent rights with respect to transfers
(c) Except for the transactions described in Item 3 above, there have been no transactions effected during the past 60 days by the Reporting Persons with respect to the Common Shares. The information related to the transactions dated February 11, 2014 and July 10, 2014 contained in Item 3 above is incorporated herein by reference.
(d) Not applicable.
(e) Not applicable.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated this 15th day of September, 2014.
MICHAEL W. VRANOS

/s/ Michael W. Vranos

VC INVESTMENTS L.L.C.

By	/s/ Michael W. Vranos
Name: Michael W. Vranos
Title: Managing Member
EMG HOLDINGS, L.P.

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Designated Person

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Vice Chairman
ELLINGTON FINANCIAL MANAGEMENT LLC

By	/s/ Laurence E. Penn
Name: Laurence E. Penn
Title: Executive Vice President